
December 11, 2014

Via E-mail
Mr. Abbas Salih
Chief Executive Officer
Strategic Internet Investments, Incorporated
24 First Avenue East, STE C
Kalispell, Montana 59903

>   **Re: Strategic Internet Investments, Incorporated**
>   **Form 10-K for Fiscal Year Ended December 31, 2013**
>   **Filed July 11, 2014**
>   **File No. 033-28188**

Dear Mr. Salih:

We have reviewed your filing and have the following comment. Please note that we have limited our review to only your financial statements and related disclosures. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Exhibit 31

1. Please amend your Form 10-K to provide certifications that conform exactly to the language in Item 601(b)(31)(i) of Regulation S-K. Specifically, revise your certification Exhibit 31.1 to refer to the registrant rather than the small business issuer throughout. Also, revise paragraphs 4 and 5 of the certifications to refer to the registrant's sole certifying officer. Please similarly amend Exhibit 31.1 filed with your March 31, 2014, June 30, 2014 and September 30, 2014 Forms 10-Q.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are

Mr. Abbas Salih
Strategic Internet Investments, Incorporated
December 11, 2014
Page 2

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Senior Assistant Chief Accountant